July 26, 2006

Submitted Via Edgar

Ms. Kathryn T. Jacobson
United States Securities & Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC  20549

Re:	Tellabs, Inc.
Form 10-K for Fiscal Year Ended December 30, 2005
Filed March 14, 2006
File No. 0-9692

Dear Ms. Jacobson:

Referring to our telephone conversation of July 25, 2006 regarding the April 6th “Comment Letter” and subsequent discussions, we requested that the date for the company to respond to the Comment Letter be extended to Friday, August 18, 2006.

This letter confirms that this was acceptable to you and the Company understands that its response is due by August 18, 2006.

Sincerely,

James A. Dite

Vice President & Controller

(Principal Accounting Officer & duly authorized officer)

JAD/ns